# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SaverOne 2014 Ltd., CIK 0001894693
CUSIP: 80516T204
Title of class of securities: Ordinary shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: Em Hamoshavot Rd., 94, Petah Tikvah, Israel (L3), 4970602
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 35,459,516; sole dispositive power 0; shared dispositive power 35,459,516; aggregate amount beneficially owned 35,459,516 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 35,459,516; sole dispositive power 0; shared dispositive power 35,459,516; aggregate amount beneficially owned 35,459,516 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,459,516; sole dispositive power 0; shared dispositive power 35,459,516; aggregate amount beneficially owned 35,459,516 (4.99% of the class)

## Item 1. Issuer
Name of issuer: SaverOne 2014 Ltd.
Address of issuer's principal executive offices: Em Hamoshavot Rd. 94, Petah Tikvah, Israel

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on January 30, 2025 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 31, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 51,428,700 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such Ordinary Shares represent beneficial ownership of approximately 9.7% of the Ordinary Shares, based on (1) 479,723,076 Ordinary Shares outstanding as of January 30, 2025, as reported by the Issuer, plus (2) 51,428,700 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 102,857,400 Ordinary Shares issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 1") because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (II) 125,010 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 154,411,110 Ordinary Shares.

(ii) As of the close of business on February 3, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 35,459,516 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1, and all such Ordinary Shares represented beneficial ownership of approximately 4.99% of the Ordinary Shares, based on (1) 479,723,076 Ordinary Shares outstanding as of January 30, 2025, as reported by the Issuer, plus (2) 195,428,970 Ordinary Shares in the aggregate issued at the closing of transaction contemplated by the SPA and (3) 35,459,516 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 67,397,884 Ordinary Shares issuable upon exercise Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (II) 125,010 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 102,982,410 Ordinary Shares.
Percent of class: 4.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 35,459,516
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 35,459,516

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (02/05/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (02/05/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (02/05/2025)